Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

RTI INTERNATIONAL METALS, INC.,

ALCOA INC.

and

RANGER OHIO CORPORATION

Dated as of March 8, 2015

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- ii -

- iii -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 8, 2015, is by and among RTI International Metals, Inc., an Ohio corporation (the “Company”), Alcoa Inc., a Pennsylvania corporation (“Parent”) and Ranger Ohio Corporation, an Ohio corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has (i) unanimously determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the shareholders of the Company;

WHEREAS, the Board of Directors of Parent (the “Parent Board of Directors”) has (i) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements set forth herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Ohio General Corporation Law (the “OGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under Ohio law as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., local time, on the third business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On or prior to the Closing Date, the Company and Merger Sub shall file with the Secretary of State of the State of Ohio a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Ohio or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the OGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the OGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the OGCL.

Section 1.5 Organizational Documents of the Surviving Corporation.

(a) At the Effective Time, subject to Section 5.9, the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law (except as to the name of the Surviving Corporation, which shall be RTI International Metals, Inc.).

(b) At the Effective Time, subject to Section 5.9, the code of regulations of Merger Sub, as in effect immediately prior to the Effective Time, shall be the code of regulations of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law (except as to the name of the Surviving Corporation, which shall be RTI International Metals, Inc.).

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. For avoidance of doubt, it is the intention of the parties hereto and the Company Board of Directors that the directors of Merger Sub immediately prior to the Effective Time who become directors of the Surviving Corporation pursuant to this Section 1.6 (the “Merger Sub Directors”) shall be deemed “Continuing Directors” as such term is defined in and for all purposes under the Convertible Notes Indenture (as defined below), and the execution and delivery of this Agreement shall be deemed conclusive evidence that the election of the Merger Sub Directors as directors of the Surviving Corporation has been unanimously approved by the Company Board of Directors as of the Effective Time.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares or securities of Parent, the Company or Merger Sub:

(i) Conversion of Merger Sub Common Shares. Each share of common stock of Merger Sub, no par value, issued and outstanding immediately prior to the Effective Time shall thereafter remain outstanding and represent one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and those shares of the Surviving Corporation shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub or any of their respective Subsidiaries shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor or in respect thereof.

(iii) Conversion of Company Common Stock. Subject to the other provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares, shall at the Effective Time be converted automatically into and shall thereafter represent the right to receive

2.8315 shares of Parent Common Stock (the “Exchange Ratio” and together with the cash in lieu of fractional shares of Parent Common Stock as specified below, the “Merger Consideration”). All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and the into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.4(d).

(b) Dissenting Shares. No right to fair value or appraisal or similar rights shall be available to holders of Company Common Stock with respect to the Merger or the other transactions contemplated hereby.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger upon the surrender for exchange of Certificates or with respect to Book-Entry Shares or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Each holder of Company Common Stock converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive from the Exchange Agent, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of Parent Common Stock that would otherwise be issued.

(i) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of Parent Common Stock issued and delivered to the Exchange Agent pursuant to Section 2.4(a) representing the Merger Consideration over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to former holders of Company Common Stock pursuant to Section 2.4 (such excess, the “Parent Excess Shares”). Following the Effective Time, the Exchange Agent shall, on behalf of former holders of Company Common

Stock, sell the Parent Excess Shares at the then-prevailing prices on the NYSE. The sale of the Parent Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use its reasonable best efforts to complete the sale of the Parent Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates and Book-Entry Shares formerly representing Company Common Stock, the Exchange Agent shall hold such proceeds in trust for holders of Company Common Stock (the “Parent Shares Trust”). The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of Parent Excess Shares shall be paid by the Company. The Exchange Agent shall determine the portion of the Parent Shares Trust to which each former holder of Company Common Stock is entitled, if any, by multiplying that amount of the aggregate net proceeds composing the Parent Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Stock is entitled (after taking into account all shares of Parent Common Stock held as of immediately prior to the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Common Stock are entitled.

(ii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates and Book-Entry Shares formerly representing Company Common Stock with respect to any fractional share interest, the Exchange Agent shall make available such amounts to such holders of Certificates and Book-Entry Shares.

Section 2.2 Treatment of Company Convertible Notes. The Company’s 3.000% Convertible Senior Notes due 2015 (the “2015 Convertible Notes”) issued pursuant to the indenture, dated as of December 14, 2010 (as amended or supplemented from time to time, the “Convertible Notes Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, and the Company’s 1.625% Convertible Senior Notes due 2019 (the “2019 Convertible Notes” and together with the 2015 Convertible Notes, the “Company Convertible Notes”) issued pursuant to the Convertible Notes Indenture, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding unless converted prior to the Effective Time pursuant to the terms of the Convertible Notes Indenture, and shall be treated in accordance with the terms of the Convertible Notes Indenture following the Effective Time; provided, however, that any Company Convertible Notes that are owned by Parent and its Subsidiaries immediately prior to the Effective Time shall be transferred to the Surviving Corporation and shall be cancelled and retired by the Surviving Corporation, and no consideration shall be delivered in exchange therefor.

Section 2.3 Appointment of Exchange Agent. Prior to Effective Time, Parent shall appoint a bank or trust company that is reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities, with respect thereto in form and substance reasonably satisfactory to the Company (which confirmation of satisfaction shall not be unreasonably withheld, conditioned or delayed).

Section 2.4 Exchange of Shares.

(a) Deposit of Merger Consideration. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Merger Consideration (such shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within ten (10) business days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with either a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.4(c), each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(d) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.4. After the surrender in accordance with this Section 2.4 of a share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Parent Common Stock represented by such share of Company Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as shareholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.4(b) (together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book- Entry Shares pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Certificate or Book-Entry Share pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.4(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.5 Company Stock Options and Other Stock Awards; ESPP.

(a) Each option to purchase shares of Company Common Stock granted pursuant to a Company Stock Plan that is outstanding immediately prior to the Effective Time (each, a “Company Option”) shall, as of the Effective Time, be converted into an option to purchase, on the same terms and conditions (including with respect to vesting) as were applicable to such Company Option immediately prior to the Effective Time (each, an “Adjusted Option”), the number of shares of Parent Common Stock, rounded down to the nearest whole number of shares, determined by multiplying the number of shares of Company Common Stock subject to the Company Option by the Exchange Ratio, at an exercise price per share of Parent Common

Stock, rounded up to the nearest whole cent, equal to the per share exercise price for the shares of Company Common Stock purchasable pursuant to the Company Option immediately prior to the Effective Time divided by the Exchange Ratio.

(b) Each performance share award granted pursuant to a Company Stock Plan that is outstanding immediately prior to the Effective Time (each, a “Company PSA”) shall, as of the Effective Time, (i) if granted in 2013, vest immediately in accordance with its terms (assuming for this purpose that the performance-based vesting conditions applicable to the Company PSA immediately prior to the Effective Time are deemed achieved at the maximum target performance percentage and otherwise shall vest in accordance with the terms of such Company PSA) and be converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii) with respect to each share of Company Common Stock underlying the award on the terms generally applicable to issued and outstanding shares of Company Common Stock or (ii) if granted in 2014 or 2015, be converted into a performance share award (which number of shares of Company Common Stock subject to such Company PSA that shall be converted hereunder has been determined assuming achievement of (x) for Company PSAs granted in calendar year 2014, the maximum target performance percentage, and (y) for Company PSAs granted in calendar year 2015, 125% of target performance, in each case as specified in the applicable Company Stock Plan award agreement) (each, an “Adjusted PSA”), in respect of the number of shares of Parent Common Stock, rounded down to the nearest whole number of shares, determined by multiplying the number of shares of Company Common Stock subject to the Company PSA immediately prior to the Effective Time by the Exchange Ratio, which Adjusted PSAs shall otherwise continue to vest over time in accordance with its terms (but which for the avoidance of doubt shall no longer be subject to any further performance-based vesting or other provisions, but shall be subject to the vesting provisions of Section 21(c)(iii)(A) of the Company’s 2014 Stock and Incentive Plan) and otherwise will be settled in shares of Parent Common Stock upon any vesting of the Adjusted PSAs.

(c) With respect to each outstanding award of shares of Company Common Stock subject to vesting, repurchase or other lapse restrictions granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (“Company Restricted Shares”) such vesting, repurchase or other lapse restrictions shall lapse as of the Effective Time and such Company Restricted Shares shall be converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii) with respect to each share of Company Common Stock underlying the award on the terms generally applicable to issued and outstanding shares of Company Common Stock.

(d) Each unvested restricted share unit award granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (each, a “Company RSU”) shall as of the Effective Time, be converted into a restricted stock unit award, on the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time (including with respect to vesting) (each, an “Adjusted RSU”), in respect of the number of shares of Parent Common Stock, rounded down to the nearest whole number of shares, determined by multiplying the number of shares of Company Common Stock subject to the Company RSU by the Exchange Ratio.

(e) Prior to the Effective Time (i) each outstanding offering period then in progress (each, an “Offering Period”) under the Company’s Employee Stock Purchase Plan (the “ESPP”) shall terminate, (ii) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of such time, and the funds, if any, that remain in the participants’ accounts after such purchase shall be returned to the participants and (iii) the ESPP shall terminate. No participant may elect to participate in the ESPP after the date of this Agreement, participants may not increase their payroll deduction percentages or purchase elections from those in effect on the date of this Agreement and no new offering period under the ESPP shall commence under the ESPP following the date of this Agreement.

(f) Prior to the Effective Time, the Company Board of Directors and/or an appropriate committee thereof shall adopt resolutions providing for, and take all other actions necessary to effectuate, the treatment of the Company Options, Company PSAs, Company Restricted Shares and Company RSUs (collectively, the “Company Stock Awards”) and the treatment of the purchase rights under the ESPP, in each case as contemplated by this Section 2.5.

Section 2.6 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed since January 1, 2012 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available prior to the date of this Agreement a true and complete copy of the Company’s articles of incorporation and code of regulations (collectively, the “Company Organizational Documents”), in each case, as amended. The Company has made available prior to the date of this Agreement true and complete copies of the minute books of the Company.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 100,000,000 common shares, par value $0.01 per share (the “Company Common Stock”), and 5,000,000 preferred shares without par value (“Company Preferred Stock”). As of March 4, 2015, (i) 30,758,563 shares of Company Common Stock were issued and outstanding (including Company Restricted Shares), (ii) 870,201 shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, (iv) 4,236,700 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which amount (A) 689,652 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options and (B) 412,176 shares of Company Common Stock are issuable upon the vesting of outstanding Company PSAs, taking into account the provisions of Section 2.5(b) above, (v) 1,946,919 shares of Company Common Stock were reserved for issuance pursuant to the ESPP (vi) 76,231 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs, and (vii) 13,070,774 shares of Company Common Stock were reserved for issuance in respect of the Company Convertible Notes, of which amount (A) 3,185,213 shares of Company Common Stock are issuable upon the conversion of outstanding 2015 Convertible Notes and (B) 9,885,561 shares of Company Common Stock are issuable upon the conversion of outstanding 2019 Convertible Notes. All outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance with respect to Company Stock Awards and Company Convertible Notes, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding equity securities of the Company are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Awards outstanding as of March 6, 2015, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Stock Award (which, in the case of Company PSAs, shall indicate the target number of Company PSAs awarded), (iii) the grant date of each such Company Stock Award, (iv) the year of vesting of each such Company Stock Award or the number of exercisable and unexercisable options underlying such Company Stock Award, in either case, to the extent applicable, and (v) the exercise price for each such Company Stock Award, to the extent applicable. No Company Stock Awards are intended to qualify as “incentive stock options” under Section 422 of the Code. All Company Stock Awards granted prior to June 16, 2014 were granted under the Company 2004 Stock Plan and all Company Stock Awards granted on or after June 16, 2014 were granted under the Company 2014 Stock and Incentive Plan. Except as set forth in this Section 3.2(a) and Section 3.2(c) (and other than the shares of Company Common Stock issuable pursuant to the terms of outstanding Company Stock Awards), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company.

(b) With respect to each grant of Company Stock Awards, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan or Company Deferred Compensation Plan, the Exchange Act and all other applicable Laws, in each case, in all material respects, including the rules of the New York Stock Exchange (“NYSE”), and (ii) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

(c) Except for the Company Convertible Notes, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for or measured by reference to, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and each other document to be entered into by the Company in connection with the transactions contemplated hereby (together with this Agreement, the “Company Transaction Documents”) and, subject to receipt of approval of the adoption of this Agreement by holders of Company Common Stock representing two-thirds of the voting power thereof (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board of Directors and, except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company or vote of the Company’s securityholders are necessary to authorize the consummation of the transactions contemplated hereby. The Company Board of Directors has unanimously (i) resolved to recommend that the Company’s shareholders adopt this Agreement (the “Company Recommendation”), (ii) determined that this Agreement and the Merger are fair to and in the best interests of the Company’s shareholders, (iii) approved this Agreement and the Merger, and (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s shareholders. Each of the Company Transaction Documents has been duly and validly executed and delivered by the Company and, assuming each such Company Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Company Transaction Documents constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to the limitation of such enforcement by (1) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (2) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, (ii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iii) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder

(the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the NYSE, (vi) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any Competition Laws outside of the United States, and (vii) subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.2(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (excluding, in each case, transfer restrictions of general applicability pursuant to securities Laws) (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws except for such conflict or violation as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2012 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 ( the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2012 has been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. The Company has heretofore made available to Parent true, correct and complete copies of all material written correspondence between the Company and the SEC occurring since January 1, 2012. None of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(d) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), in each case where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s financial statements or other Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective. The Company has disclosed to Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, in each case, that was disclosed to the Company’s auditors or the audit committee of the Company Board of Directors in connection with its most recent evaluation of internal controls over financial reporting prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement and (iii) liabilities or obligations that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any off-balance sheet financing arrangements in respect of accounts receivable securitizations, supplier-financings or otherwise in excess of $10,000,000 in the aggregate.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any material violation of, or material failure to comply with, any Law.

(b) The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all material tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”). Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all Company Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof. The Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits except where such noncompliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Environmental Laws and Regulations. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company, its Subsidiaries and their ownership, occupation and use of any Real Property are, and have since January 1, 2012 been, in compliance with all applicable Environmental Laws;

(b) There has been no release or disposal of any Hazardous Substance by, at the direction of, for or on behalf of the Company or any of its Subsidiaries from, at, on or under any Real Property in a condition that requires remediation pursuant to any applicable Environmental Law;

(c) Except as has been fully resolved with no further obligation of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has received any written notice of claim, summons, order, direction or other communication relating to non-compliance with any Environmental Laws or Permit issued pursuant to Environmental Laws from any Governmental Entity or other third party;

(d) Except as has been fully resolved with no further obligation of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries and no Owned Real Property has any agreement with or is subject to any Order by a Governmental Entity with respect to any Hazardous Substance cleanup or violation of Environmental Laws;

(e) The Company and each of its Subsidiaries is in possession of all Permits required pursuant to Environmental Laws necessary to carry on such person’s business as it is currently being conducted, each such Permit is valid and in full force and effect, neither the Company nor any of its Subsidiaries has received written notice of any material adverse change in the status or terms and conditions of any such Permit and neither the Company nor any of its Subsidiaries is in violation of any such Permit;

(f) Except as has been fully resolved with no further obligation of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has received any written notice alleging that it has a liability pursuant to Environmental Laws in connection with any location where its wastes have come to be disposed.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan other than those Company Benefit Plans that the Company or any Subsidiary of the Company is required to maintain or contribute to as a matter of law, and also indicates which Company Benefit Plans are maintained outside the U.S. For purposes of this Agreement, “Company Benefit Plan” means each compensatory or employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other compensatory or other employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or independent contractors of the Company or any of its Subsidiaries.

(b) With respect to the Company Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all material Company Benefit Plans (including all amendments and attachments thereto); (ii) written summaries of any Company Benefit Plan not in writing; (iii) all material related trust documents (including any grantor trust earmarked for non-qualified benefit plans (i.e. rabbi or secular trusts)); (iv) all material insurance contracts or other funding arrangements; (v) the two most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”); (vi) the most recent determination letter from the IRS; (vii) the most recent summary plan description and any summary of material modifications thereto; and (viii) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”), the Department of Labor, or any other Governmental Entity (including a written description of any material oral communication) since January 1, 2012. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no material amendments to any Company Benefit Plans that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan. All material contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

(d) The IRS has issued a favorable determination letter with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”) and its related trust and such determination letter has not been revoked (nor has revocation been threatened), nor do any circumstances exist that could be reasonably expected adversely to affect such qualification. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) All Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, except, in the case of (i), (ii) or (iii), where the failure to do so would not be reasonably expected to have a Company Material Adverse Effect.

(f) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) the Company Benefit Plans satisfy all minimum funding requirements under Sections 412, 430 and 431 of the Code or Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) no such Company Benefit Plan is in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iii) the Company has delivered or made available to Parent a copy of the most recent actuarial valuation report for each such Company Benefit Plan and each such report is complete and accurate in all material respects; (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (v) all premiums to the PBGC have been timely paid in full; (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (vii) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan, except, in the case of the foregoing clauses (i) through (vii), the occurrence or non-occurrence of any such event that has not and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(g) None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan or Multiple Employer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(h) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company, the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries or any of their respective ERISA Affiliates or any Company Benefit Plan to the PBGC, the Department of the Treasury, the Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party.

(i) None of the Company, any of its Subsidiaries or any of their ERISA Affiliates has been involved in any transaction that would reasonably be expected to cause the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its Affiliates to be subject to material liability under Section 4069 of ERISA. None of the Company, any of its Subsidiaries or any of their ERISA Affiliates has incurred (either directly or indirectly, including as a result of any indemnification obligation) any material liability under or pursuant to Title I of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans, and no event, transaction or condition has occurred that would reasonably be expected to result in any such liability to the Company, any of its Subsidiaries, any of their ERISA Affiliates or, after the Effective Time, Parent or any of its Affiliates.

(j) Neither the Company nor any of its Subsidiaries, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(k) Each Company Benefit Plan that is or was a nonqualified deferred compensation plan subject to Section 409A of the Code (a “Nonqualified Deferred Compensation Plan”) has been operated in all material respects between January 1, 2005 and December 31, 2008 in good faith compliance with Section 409A of the Code and applicable guidance thereunder and since January 1, 2009 has been in all material respects in documentary and operational compliance with Section 409A of the Code. No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held, and otherwise no arrangement exists with respect to a Nonqualified Deferred Compensation Plan that would result in income inclusion under Section 409A(b) of the Code. The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(l) (i) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (x) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or accrued pension benefit or any other payment, (y) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer or (z) trigger any funding obligation under any Company Benefit Plan or related trust or funding vehicle, or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Benefit Plan. (ii) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise. (iii) No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement, either alone or in combination with another event, by any employee, officer or director of the Company or any of its affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code.

(m) No material deduction of any amount payable pursuant to the terms of any Company Benefit Plan has been disallowed or is subject to disallowance under Section 162(m) of the Code.

Section 3.10 Absence of Certain Changes or Events.

(a) From January 1, 2015 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and none of the Company or any Subsidiary of the Company has undertaken any material action that would be prohibited by Section 5.1(b)(A), Section 5.1(b)(E), Section 5.1(b)(F), Section 5.1(b)(G), Section 5.1(b)(I) (except in the case of clause (8) the dollar threshold shall be $200,000 for purposes of this Section 3.10(a)), Section 5.1(b)(J), Section 5.1(b)(M) or Section 5.1(b)(O) if any such section were in effect at all times since January 1, 2015.

(b) Since January 1, 2015, there has not been a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger (the “Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or any of its representatives expressly for inclusion therein. The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Company Shareholders’ Meeting including in the Form S-4 (the “Proxy Statement/Prospectus”) will not, at the time the Proxy Statement/Prospectus is first mailed to the shareholders of the Company and at the time of any meeting of Company shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof relating to the Company Shareholders’ Meeting but excluding any portion thereof based on information supplied by Parent or any of its representatives expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.13 Anti-Bribery. To the knowledge of the Company, since January 1, 2012, neither the Company nor any of its Subsidiaries, or any employee, officer, director, or, to the extent that it would constitute a breach of applicable Law by the Company or any of its Subsidiaries, any agent or representative or other person acting for or on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, (a) made, authorized, promised to make or offered to make any unlawful payment, or provided or offered or promised to provide or authorized the provision of anything of value (whether in the form of property or services or in any other form), to any foreign or domestic government official or employee, any foreign political party or official or candidate for foreign political office, any official or employee of a Public International Organization (each, an “Official Party”), or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Entity, Public International Organization or official or employee thereof, for the purpose of (i) influencing any act or decision of any Official Party in his or her official capacity, (ii) inducing any Official Party to do or omit to do any act in violation of his or her lawful duties, (iii) securing any improper advantage or (iv) inducing any Official Party to influence or affect any act or decision of any Governmental Entity or Public International Organization, (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities or, (c) taken any other action or made any omission; in each case (with respect to all of the foregoing provisions of this sentence) in violation of any Law applicable to the Company or any of its Subsidiaries governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials or other Official Party, including, if applicable, the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the UK Bribery Act 2010 and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (all such Laws, “Anticorruption Laws”). To the knowledge of the Company, since January 1, 2012, neither the Company nor any of its Subsidiaries has, in connection with the business or operations of the Company and its Subsidiaries, received any written notice alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law.

Section 3.14 Tax Matters.

(a) Except as have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes required to have been paid by any of them or that the Company or any of its Subsidiaries have been obligated to withhold from amounts owing to any employee, creditor, shareholders or third party (in each case, whether or not shown on any Tax Return), except, in each case, with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of the Company and its Subsidiaries contained in the Company SEC Documents filed prior to the date hereof, (iii) there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (vi) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company or an agreement or arrangement entered into in the ordinary course of business and not relating primarily to Taxes) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, or otherwise, (vii) the Company and its Subsidiaries have complied with all rules regarding transfer pricing and have made available to Parent true and complete copies of all material transfer pricing studies or reports prepared (or caused to be prepared) by the Company or any of its Subsidiaries with respect to the Group Companies, if any and (viii) none of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(b) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(c) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(d) Notwithstanding anything herein to the contrary, the representations and warranties set forth in this Section 3.14 and in Section 3.2, Section 3.4, Section 3.6, Section 3.7, Section 3.9, Section 3.10, Section 3.11 and Section 3.17 constitute the sole and exclusive representations and warrantied hereunder with respect to Tax matters.

Section 3.15 Employment and Labor Matters. Neither the Company nor any of its Subsidiaries is, or since December 31, 2012 has been, a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”). To the knowledge of the Company, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. There is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, except where the liability associated with such charge or complaint would not have, individually or in the aggregate, a Company Material Adverse Effect and none of the Company and its Subsidiaries are a party, or otherwise bound by, any consent decree with any Governmental Entity relating to employees or employment practices. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws, the Company has not been reassessed in any material respect under such Laws during the past three years, and (ii) there are no claims that may affect the accident cost experience of the Company. The Company has complied in all respects with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except where any non-compliance, default or violation has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Intellectual Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company or a Subsidiary of the Company owns all Registered Owned Intellectual Property and to the extent that the same is material to the business of the Company and its Subsidiaries, taken as a whole, all other Owned Intellectual Property free and clear of all Liens, other than Permitted Liens. All material software licenses related to or used in connection with the operations of the businesses of the Company and its Subsidiaries as presently conducted are in the name of one either the Company or a Subsidiary of the Company.

(b) The Company or a Subsidiary of the Company has the right to use all Licensed Intellectual Property necessary for the operation of the businesses of the Company and its Subsidiaries as presently conducted, subject to the terms of the Company IP Agreements governing such Licensed Intellectual Property.

(c) The use of the Company Intellectual Property by the Company and its Subsidiaries in connection with the operation of the Company’s businesses as presently conducted does not, to the knowledge of the Company, infringe, misappropriate or otherwise violate the Intellectual Property rights of any other person in any material respect. To the knowledge of the Company, there is no Action initiated by any other Person pending or threatened in writing against the Company or any of its Subsidiaries alleging any such material infringement, misappropriation or violation.

(d) To the knowledge of the Companies, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property in any material respect. Since January 1, 2012 neither the Company nor any of its Subsidiaries has threatened in writing or initiated against any other person any Action alleging any such material infringement, misappropriation or violation.

(e) To the knowledge of the Company, all material software owned or used by the Company and its Subsidiaries and necessary to the operation of the Company’s business (the “Material Software”) does not contain any unauthorized feature (including any malware, worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that may cause the Material Software or any portion thereof to be erased, inoperable or otherwise materially malfunction, either automatically, with the passage of time or upon command by any person. To the knowledge of the Company, Section 3.16(e) of the Company Disclosure Schedule sets forth a correct and complete list as of the date hereof of all cyber breaches, Intellectual Property exfiltrations and any other material cyber security event that have materially compromised any Company Intellectual Property, Trade Secrets or other critical know-how used for the operation of the businesses of the Company and its Subsidiaries as presently conducted. To the knowledge of the Company, for each software license of the Company or one of its Subsidiaries, such license is sufficient to cover the number of users of such software license in the ordinary course of business.

Section 3.17 Assets and Properties.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company has good, marketable and valid title to, free and clear of all Liens, or holds pursuant to valid and enforceable leases or license, all of the tangible personal property and assets that are reflected on the most recent balance sheet included in the Company Financial Statements or acquired after the date of such balance sheet, subject to Permitted Liens and except for dispositions of such property and assets by the Company or a Subsidiary of the Company in the ordinary course of business consistent with past practice. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries are, together with the contemplated capital expenditures set forth in the Company’s fiscal 2015 budget and capital expenditure plan (the “Company 2015 Budget”) (copies of which have been made available to Parent), in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens, except in each case as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and valid title to each material real property (and each real property at which material operations of the Company or any of its Subsidiaries are conducted) owned by the Company or any Subsidiary, other than Company Real Property Leases (such owned property collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Company or any of its Subsidiaries are conducted) (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property”

and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions and (B) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Section 3.17(b) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of the Company Owned Real Property and the Company Leased Real Property.

(c) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements granting any person the right to use or occupy any material portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, and (ii) except for such arrangements solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon.

Section 3.18 Insurance. Section 3.18 of the Company Disclosure Schedule sets forth a correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries as of the date hereof (collectively, “Company Insurance Policies”). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof (a) all Company Insurance Policies are in full force and effect, (b) all premiums due and payable in respect of such insurance policies have been timely paid, and (c) neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any such insurance policies. The Company and its Subsidiaries have complied in all respects with the provisions of each Company Insurance Policy under which such person is the insured party, except for any noncompliance, which has not had, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any Company Insurance Policy, and there is no material claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy as to which coverage has been denied or disputed.

Section 3.19 Opinion of Financial Advisor. The Company Board of Directors has received the opinion of Barclays Capital Inc. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio to be offered to the holders of the Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes. The Company and Parent have been authorized by Barclays Capital Inc. to permit the inclusion of such opinion of Barclays Capital Inc. in its entirety and references thereto in the Form S-4 and the Proxy Statement/Prospectus, subject to prior review and consent by Barclays Capital Inc.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans and agreements filed as exhibits to the Company SEC Documents (including, for the avoidance of doubt, those that are filed with the SEC at any time prior to the date hereof and incorporated by reference thereto), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any material Contract with a Material Customer or a Material Supplier (or an applicable Affiliate or Subsidiary thereof);

(iii) any Contract (other than any individual purchase order issued pursuant to any long term master agreements with customers) that involved individual or aggregate payments or consideration of more than $5,000,000 in the six-month period ended March 6, 2015, or is expected to involve individual or aggregate payments or consideration of more than $5,000,000 in the six-month period beginning March 6, 2015 (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be received under any such Contract), for goods and services furnished by or to the Company or any of its Subsidiaries;

(iv) any Contract under which the Company or any of its Subsidiaries has continuing material indemnification, earnout or similar obligations to any third Person, other than those entered into in the ordinary course of business consistent with past practices;

(v) any Contract for capital expenditures involving payments of more than $5,000,000 individually or in the aggregate, by or on behalf of the Company or any of its Subsidiaries;

(vi) any Contract involving a joint venture or strategic alliance or partnership agreement or other sharing of profits or losses with any person;

(vii) any Contract relating to indebtedness under which the principal amount outstanding thereunder payable by the Company or any of its Subsidiaries is greater than $10,000,000;

(viii) any Contract containing covenants by the Company or any of its Affiliates not to (A) compete with any Person, (B) engage in any line of business or activity in any geographic region or (C) sell any products or services to, or obtain any products or services from, any Person in any geographic region, in each case as would purport to be binding on the Company or its Affiliates or Parent or its Affiliates after the consummation of the Merger;

(ix) any Contract containing any put, call, exclusivity, right of first refusal or right of first offer or similar right granted by the Company or any of its Subsidiaries to any person;

(x) any Contract that involved individual or aggregate payments or consideration of more than $5,000,000 in the six-month period ended on March 6, 2015, or is expected to involve individual or aggregate payments or consideration of more than $5,000,000 in the six-month period beginning on March 6, 2015, by the Company or any of its Subsidiaries in respect of any leased tangible personal property;

(xi) any Contract evidencing an outstanding loan, advance or investment by the Company or any of its Subsidiaries to or in any person (other than any other Subsidiary of the Company) of more than $10,000,000 in the aggregate (excluding trade receivables and advances to employees for normally incurred business expenses, each arising in the ordinary course of business consistent with past practice);

(xii) any Material Governmental Contract;

(xiii) any Collective Bargaining Agreement;

(xiv) any Order or settlement or conciliation agreement with any Governmental Entity;

(xv) any Contract involving the sale, transfer or acquisition of any business entered into by the Company or any Subsidiary of the Company in the three years preceding the date of this Agreement;

(xvi) any Company IP Agreement that involved individual or aggregate payments or consideration of more than $5,000,000 in the six-month period ended on March 6, 2015; and

(xvii) any Contract under which the Company or any of its Subsidiaries provides indemnification to any Indemnified Party.

All contracts of the types referred to in clauses (i) through (xvi) above referred to herein as “Company Material Contracts.”

(b) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and (ii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Customers and Suppliers.

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth a correct and complete list, for the twelve-month period ended on December 31, 2014, of (i) the 10 largest customers of goods and services of the Group (taken as a whole), in each case measured by the revenue earned by the Company and its Subsidiaries (taken as a whole) during such twelve-month period in respect of goods and services provided to each such customer (the “Material Customers”), and (ii) the 10 largest suppliers of goods and services to the Company and its Subsidiaries (taken as a whole), in each case measured by the expenditure by the Company and its Subsidiaries (taken as a whole) during such twelve-month period in respect of goods and services provided by each such supplier (the “Material Suppliers”).

(b) To the knowledge of the Company, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will have or would reasonably be expected to have an adverse effect on the relationship of the Company or any of its Subsidiaries with any Material Customer or Material Supplier that constitutes a Company Material Adverse Effect. To the knowledge of the Company, no Material Customer or Material Supplier has, since January 1, 2014, threatened in writing to terminate the relationship of such Material Customer or Material Supplier, as applicable, with the Company or its applicable Subsidiary.

Section 3.22 Government Contracts. Except as has not had, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Section 3.22(a) of the Company Disclosure Schedule contains a correct and complete list, as of the date of this Agreement, of each Government Contract that involved individual or aggregate payments or consideration of more than $5,000,000 in the six-month period ended March 6, 2015, or is expected to involve individual or aggregate payments or consideration of more than $5,000,000 in the six-month period beginning March 6, 2015, and each outstanding written bid or proposal for any Government Contract that, if entered into, would be expected to involve individual or aggregate payments or consideration of more than $5,000,000 in the six-month period following the effective date of such Government Contract (it being understood, in each case, that the Company is not making any representation or warranty as to the actual amount of future payments to be received under any such Contract) (the Government Contracts referenced in this Section 3.22(a) collectively, the “Material Government Contracts”). To the knowledge of the Company, all Government Contracts have been competitively procured.

(b) To the knowledge of the Company, there has not been during the past three (3) years and currently is no pending, ongoing or threatened audit or investigation by any Governmental Entity of any of the Company, its Subsidiaries or its and their respective employees with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid. To the knowledge of the Company, during the past three (3) years, none of the Company, its Subsidiaries or its and their respective directors, officers, employees, consultants or agents has raised any material compliance concerns or issues to the Company or any Subsidiary of the Company pertaining to any Government Contract or Government Bid, nor initiated any internal or external investigation or made a voluntary or mandatory disclosure with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(c) To the knowledge of the Company, there are (i) no outstanding asserted claims against the Company or any of its Subsidiaries by a Governmental Entity or by any prime contractor, subcontractor, vendor or other third party arising under any Government Contract or Government Bid, (ii) no open or impending requests for equitable adjustments, except in the ordinary course of business consistent with past practice, and (iii) no disputes between the Company or any of its Subsidiaries and a Governmental Entity arising under or relating to any such Government Contract or Government Bid.

(d) Neither the Company nor any of its Subsidiaries has a material interest in any material pending claim against any Governmental Entity, prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid.

(e) Neither the Company nor any of its Subsidiaries, or, to the knowledge of the Company, any of its or their respective directors, officers, employees or full-time consultants, nor any of the operations of the business of the Company or its Subsidiaries, is (or during the past three (3) years has been) suspended, debarred or notified in writing that it was proposed for suspension or debarment from doing business with a Governmental Entity or is (or during such period was) a party to any proceedings that did result in a finding of non-responsibility or ineligibility for contracting with any Governmental Entity.

(f) As of the date of this Agreement, there are no cost-type Government Contracts between the Company or any of its Subsidiaries and a Governmental Entity.

(g) With respect to each Government Contract and Government Bid, the Company or its applicable Subsidiary has not taken or failed to take any action that has resulted in (i) a claim for fraud by a Governmental Entity against the Company or any of its Subsidiaries, (ii) a unilateral contract price reduction or assessment of a fine or penalty under any Government Contract, or (iii) a termination of any Government Contract for default.

Section 3.23 Finders or Brokers. Except for Barclays Capital Inc., neither the Company nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.24 State Takeover Statutes. The Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement all potentially applicable state anti-takeover statutes or regulations (including, without limitation, Chapter 1704 of the Ohio Revised Code) and any similar provisions in the Company’s articles of incorporation or code of regulations. Assuming the accuracy of the representations and warranties contained in Section 4.11, as of the date of this Agreement, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state will prohibit or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 3.25 OFAC. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Subsidiary of the Company are, and since January 1, 2012 have been, in compliance with all applicable statutory and regulatory requirements of the United States, the United Kingdom or the European Union relating to economic sanctions or embargoes, including all laws administered and enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC Laws”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is party to any Contract or is engaged in any transaction or other business (i) in breach of OFAC Laws, or (ii) with any person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury. Neither the Company nor any of its Subsidiaries has received from any Governmental Entity or any other person any written notice of any violation or alleged violation of any OFAC Laws.

Section 3.26 Affiliated Transactions. To the knowledge of the Company, no officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of the Company or its Subsidiaries, (b) with the exception liabilities incurred in the ordinary course of business, owes money to, or is owed money by, the Company or its Subsidiaries, (c) is a controlling Affiliate of any Material Customer or Material Supplier of the Company or its Subsidiaries, or (d) is a party to or the beneficiary of any Contract with the Company or its Subsidiaries, except in each case for compensation and benefits payable under any Company Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Company SEC Documents, there are no material Contracts between the Company or any of its Subsidiaries, on the one hand, and any officer, director, stockholder or Affiliate of the Company or its Subsidiaries or any individual in such officer’s, director’s or stockholder’s immediate family, on the other hand.

Section 3.27 No Additional Representations.

(a) The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates, budgets or other information (including the accuracy or completeness of, or reasonableness of the assumptions underlying such projection, estimates, budgets or other information) delivered or made available to the Company (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business, prospects and operations of Parent and its Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Company has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered to the Company by Parent and Merger Sub in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective Affiliates, shareholders, controlling persons or representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company, (i) Parent does not make, or has not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, forecasts, projections, predictions, data, financial information, memoranda, documentation, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed since January 1, 2012 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, Capitalization.

(a) Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing or subsisting and in good standing under (i) the Laws of the Commonwealth of Pennsylvania (in the case of Parent) or (ii) the State of Ohio (in the case of Merger Sub) and (b) has the requisite organizational corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, its Subsidiaries and Merger Sub is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such approvals, qualification or license necessary; except where the failure to have such power and authority or to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has made available prior to the date of this Agreement a true and complete copy of Parent’s certificate of incorporation and bylaws (collectively, the “Parent Organizational Documents”), in each case, as amended.

(c) The authorized capital stock of Parent consists of (i) 1,800,000,000 shares of common stock, par value $1.00 per share (the “Parent Common Stock”), (ii) 660,000 shares of Serial Preferred Stock, par value $100.00 per share, and (iii) 10,000,000 shares of Class B Serial Preferred Stock, par value $1.00 per share. As of February 28, 2015, 1,222,275,907 shares of Parent Common Stock were issued and outstanding, 546,024 shares of Serial Preferred Stock were issued and outstanding, and 2,500,000 shares of Class B Serial Preferred Stock were issued and outstanding. All outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. There are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Serial Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries.

(d) Merger Sub has been formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby, and prior to the Effective Time, Merger Sub has not engaged in any other business activities or incurred any liabilities or obligations other than as contemplated herein.

Section 4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each other document to be entered into by Parent or Merger Sub in connection with the transactions contemplated hereby (together with this Agreement, the “Parent Transaction Documents”), and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Parent Transaction Documents and the consummation by each of them of the Merger have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate action on the part of either Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Parent Board of Directors and no other corporate proceeding on the part of Parent or vote of Parent’s securityholders are necessary to authorize the consummation of the transactions contemplated hereby. The Parent Board of Directors has approved this Agreement and the Merger. Each Parent Transaction Document has been duly and validly executed and delivered by Parent and Merger Sub and, assuming each such Parent Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Parent Transaction Documents constitutes the legal, valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except as such enforcement may be subject to the Remedies Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, (ii) the Exchange Act, and the rules promulgated thereunder, (iii) the Securities Act, and the rules promulgated thereunder, (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the NYSE, (vi) the HSR Act and any Competition Laws outside of the United States, and (vii) subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or, individually or in the aggregate, be reasonably expected to be material except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have a Parent Material Adverse Effect.

Section 4.3 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2012 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is, or at any time since January 1, 2012 has been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. None of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(d) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), in each case where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s financial statements or other Parent SEC Documents.

Section 4.4 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective. Based on and with respect to its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 4.5 No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Parent Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, and (iii) liabilities or obligations that have not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Compliance with Law.

(a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any Laws, except where such non-compliance, default or violation has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2012, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any material violation of, or material failure to comply with, any Law.

(b) Parent and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Parent Material Contract with all Governmental Entities, and have filed all material tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”). Except as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, all Parent Permits are in all material respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof. Parent and each of its Subsidiaries is in compliance with the terms and requirements of all Parent Permits except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Absence of Certain Changes or Events.

(a) From January 1, 2015 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business and consistent with past practice.

(b) Since January 1, 2015, there has not been a Parent Material Adverse Effect.

Section 4.8 Investigations; Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or (y) an effect that would impair in any material respect the ability of each of Parent and Merger Sub, as applicable, to perform its obligations under this Agreement or prevent or materially delay the consummation of the Merger, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.9 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied or to be supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, at the time the Proxy Statement/Prospectus is first mailed to the shareholders of the Company and at the time of any meeting of Company shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by Parent for inclusion therein, but excluding any portion thereof based on information supplied by the Company in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Parent) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

Section 4.10 Finders or Brokers. Except for Greenhill & Co., Inc. and Morgan Stanley & Co. LLC, neither Parent nor any of Parent’s Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.11 Ownership of Company Common Stock. Neither Parent nor Merger Sub beneficially owns any Company Common Stock as of the date hereof nor has beneficially owned during the immediately preceding three years a number of shares of Company Common Stock that would make it an “interested shareholder” (as such term is defined Section 1704.01(c)(8) of the Ohio Revised Code) of the Company.

Section 4.12 No Vote Required. No vote is required by the holders of any class or series of Parent’s securities (equity or otherwise) to approve and adopt this Agreement or the transactions contemplated hereby under applicable Law, the articles of incorporation or bylaws of Parent or pursuant to the rules of the NYSE as a result of this Agreement or the transactions contemplated hereby, including in order for Parent to issue the shares of Parent Common Stock in connection with the Merger.

Section 4.13 Anti-Bribery. Since January 1, 2012, neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any employee, officer, director, or, to the extent that it would constitute a breach of applicable Law by Parent or any of its Subsidiaries, any agent or representative or other person acting for or on behalf of Parent or any of its Subsidiaries, has, directly or indirectly, (a) made, authorized, promised to make or offered to make or offered any unlawful payment or provided or offered or promised to provide or authorized the provision of anything of value (whether in the form of property or services or in any other form), to any Official Party, or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Entity, Public International Organization or official or employee thereof, for the purpose of (i) influencing any act or decision of any Official Party in his or her official capacity, (ii) inducing any Official Party to do or omit to do any act in violation of his or her lawful duties, (iii) securing any improper advantage or (iv) inducing any Official Party to influence or affect any act or decision of any Governmental Entity or Public International Organization, (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities or, (c) taken any other action or made any omission; in each case (with respect to all of the foregoing provisions of this sentence) in violation of any Anticorruption Law, except for any such violation that has not had, nor would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2012, neither Parent nor any of its Subsidiaries has, in connection with the business or operations of Parent and its Subsidiaries, received any written notice alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14 Reorganization. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

Section 4.15 No Additional Representations.

(a) Parent and Merger Sub acknowledge that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (i) any projections, estimates, budgets (including without limitation the Company 2015 Budget) or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying such projection, estimates, budgets or other information) delivered or made available to Parent or Merger Sub (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business, prospects and operations of the Company and its Subsidiaries, and neither Parent nor Merger Sub has relied on such information or any other representations or warranties not set forth in Article III.

(b) Parent and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledge that Parent and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered to Parent and Merger Sub by the Company in accordance with the terms hereof, in entering into this Agreement, each of Parent and Merger Sub have relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Parent and Merger Sub acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective Affiliates, shareholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by Parent to the Company, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Parent or Merger Sub, (i) the Company does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, and (iii) any estimates, forecasts, projections, predictions, data, financial information, memoranda, documentation, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company and Parent.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in all material respects in the ordinary course of business, preserve intact their present lines of business, maintain their rights, franchises and Company Permits and preserve their relationships with customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be consented to by Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company:

(A) shall not amend or restate any Company Organizational Document, and shall not permit any of its Subsidiaries to amend or restate their respective articles of incorporation, code of regulations, certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(C) shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends or distributions by any Subsidiaries only to the Company or to any wholly owned Subsidiary of the Company;

(D) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than in connection with the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $10,000,000 in the aggregate, except (1) as contemplated by the Company 2015 Budget (whether or not such acquisition, loan, advance, capital contribution or investment is made during the 2015 fiscal year), (2) in the ordinary course of business consistent with past practices or (3) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or assets with a value in excess of $10,000,000 in the aggregate, except (1) sales, transfers and dispositions of inventory and products in the ordinary course of business consistent with past practices or that are otherwise de minimis or (2) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $5,000,000 in the aggregate, except for expenditures contemplated by the Company 2015 Budget (whether or not such capital expenditure is made during the 2015 fiscal year);

(H) shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any material rights under any Company Material Contract, or enter into any new Contract which would be a Company Material Contract, in each case other than in the ordinary course of business consistent with past practices;

(I) except as required by applicable Law or the terms of any Company Benefit Plan existing and as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, amend, modify, commence participation in or terminate (or commit to establish, adopt, amend, modify, commence participation in or terminate) any Company Benefit Plan (or arrangement that would be a Company Benefit Plan following such action), (2) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries, (3) pay or award, or commit to pay or award, any bonuses or incentive compensation , (4) accelerate any rights or benefits, or, other than in the ordinary course of business and consistent with past practice, make any determinations or interpretations with respect to any Company Benefit Plan, (5) fund any rabbi trust or similar arrangement, (6) grant or amend any equity awards, (7) change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, or (8) hire or terminate the employment or services of (other than for cause) any officer, employee, independent contractor or consultant who has target annual compensation (i.e., base salary and target annual bonus opportunity) greater than $150,000;

(J) shall not, and shall not permit any of its Subsidiaries to, materially change any material accounting policies or procedures or any of its methods of reporting income, deductions or other material items, except as required by GAAP, SEC rule or policy or applicable Law;

(K) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of shares of Company Common Stock in respect of the exercise or settlement of any Company Stock Awards outstanding on the date hereof, (2) the sale of shares of Company Common Stock pursuant to the exercise of Company Options if necessary to effectuate an option direction upon exercise or for withholding of Taxes, or (3) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or in connection with the net exercise of any options, or the netting of any restricted stock for tax withholding purposes, issued in the ordinary course of business consistent with past practices;

(M) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business consistent with past practices (including in connection with the issuance of letters of credit and the entry into capitalized leases), (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (4) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b) and (5) with respect to any indebtedness not in accordance with the preceding clauses (1) through (4), for any indebtedness not to exceed $10,000,000 in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries; provided, however, that in the case of each of the preceding clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Company and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(N) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any material claim, action or proceeding, other than as set forth on Section 5.1(b)(N) of the Company Disclosure Schedule and that do not involve any admission of wrongdoing or equitable relief that imposes any restrictions on the operations of the Company or its Affiliates;

(O) other than in the ordinary course of business consistent with past practice, shall not make, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax return, enter into any closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding, or surrender any claim for a material refund of Taxes;

(P) except as otherwise permitted by this Agreement or for transactions between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or in the ordinary course of business consistent with past practices, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any material indebtedness or guarantees thereof of the Company or any Subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof; and

(Q) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (P) of this Section 5.1(b).

(c) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Parent or any of its Subsidiaries, (ii) as may be consented to by the Company (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly required by this Agreement, or (iv) as set forth in Section 5.1(c) of the Parent Disclosure Schedule, Parent shall not:

(A) amend or propose to Parent’s shareholders any amendment to Parent’s or Merger Sub’s certificate of incorporation or bylaws in any manner that would be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or otherwise be adverse to the Company or the holders of Company Common Stock;

(B) declare, set aside or pay any extraordinary dividend or other extraordinary distribution payable in cash, stock or property in respect of the capital stock of Parent, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of the capital stock of Parent in a manner that would disproportionately adversely affect a holder of Company Common Stock relative to a holder of Parent Common Stock or, to the extent such action would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger, purchase, redeem or otherwise acquire any share of Parent’s capital stock or other securities or issue any shares of Parent capital stock or other securities;

(C) acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other person if such acquisition would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger; or

(D) agree or permit any of its Subsidiaries to agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2 Access.

(a) For purposes of facilitating the transactions contemplated hereby, the Company shall afford Parent and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives of Parent such reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request, including, without limitation, retaining on mutually acceptable terms, at the request of (and sole cost of) Parent Mandiant Corporation to conduct a cyber review of the Company’s and its Subsidiaries’ IT systems. Notwithstanding the foregoing, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company and its Subsidiaries, would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to the Company or any of its Subsidiaries, would constitute a violation of any applicable Law or would involve any invasive, destructive or subsurface sampling, testing or investigation of any properties or facilities.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of December 21, 2014, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.3 No Solicitation.

(a) Except as expressly permitted by this Section 5.3, the Company shall, shall cause each of its Affiliates and its and their respective officers, directors and employees to, and shall use reasonable best efforts to cause the agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively “Representatives”) of the Company or any of its Affiliates to: (A) immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement within the 24-month period prior to the date of this Agreement in connection with any actual or potential Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives and (B) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing any non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.3 and to limit its conversation or other communication exclusively to such referral), or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Takeover Proposal (an “Alternative Acquisition Agreement”). Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.3 (and in such case only in accordance with the terms hereof), (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, (1) any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (2) any confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party other than, with respect to this clause (2), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to a Takeover Proposal or a potential Takeover Proposal and (B) the Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any person other than Parent or any of Parent’s Affiliates, under any such provisions; provided that the Company shall be permitted not to enforce any standstill or similar provision of any agreement if (i) the counterparty to such agreement has approached the Company on an unsolicited basis with a Takeover Proposal other than in connection with or as a result of a breach of this Section 5.3 by the Company, its Affiliates or its or their respective Representatives and (ii) the Company Board of Directors has determined in good faith, after consultation with its outside financial advisors and legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time from and after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Takeover Proposal from any person that did not result from a breach of this Section 5.3 by the Company, its Affiliates and the Company’s and its Affiliates’ Representatives and if the Company Board of Directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may, directly or indirectly, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person that has made such Takeover Proposal and its Representatives and potential sources of funding; provided, that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent and (B) engage in or otherwise participate in discussions or negotiations with the person making such Takeover Proposal and its Representatives regarding such Takeover Proposal (including, as a part thereof, making counterproposals). “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those applicable to Parent that are contained in the Confidentiality Agreement (including standstill restrictions), provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.3.

(c) The Company shall promptly (and in no event later than 48 hours after receipt) notify, orally and in writing, Parent after receipt by the Company or any of its Representatives of any Takeover Proposal, including of the identity of the person making the Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in no event later than 48 hours after receipt) provide copies to Parent of any written proposals, indications of interest, and/or draft agreements relating to such Takeover Proposal. The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Takeover Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Takeover Proposal). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.3.

(d) Except as expressly permitted by this Section 5.3(d) and, with respect to (i)(A) and (i)(B) of this Section only, Section 5.3(e), the Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) (it being understood that the Company Board of Directors may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered an Adverse Recommendation Change) or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to shareholders of the Company a Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Shareholder Approval is obtained, the Company Board of Directors may make an Adverse Recommendation Change and/or, if applicable, terminate this Agreement pursuant to Section 7.1(h) if after receiving a bona fide, unsolicited written Takeover Proposal that did not result from a breach of Section 5.3, the Company Board of Directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Takeover Proposal constitutes a Superior Proposal and (ii) in light of such Takeover Proposal, the failure to take such action would reasonably be likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Adverse Recommendation Change or terminating this Agreement pursuant to Section 7.1(h), (A) the Company has given Parent at least four (4) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal) and has contemporaneously provided to Parent a copy of the Superior Proposal, a copy of any proposed Alternative Acquisition Agreement with the person making such Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four (4) business day period notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (x) two (2) business days and (y) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the

Company shall be required to comply with the requirements of this Section 5.3(d) anew with respect to such additional notice pursuant to clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respects with its obligations under this Section 5.3.

(e) Other than in connection with a Superior Proposal (which shall be subject to Section 5.3(d) and shall not be subject to this Section 5.3(e)), nothing in this Agreement shall prohibit or restrict the Company Board of Directors from making an Adverse Recommendation Change in response to an Intervening Event if the Company Board of Directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Company Board of Directors to make an Adverse Recommendation Change would be a violation of the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Adverse Recommendation Change, (A) the Company has given Parent at least four (4) business days prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would not permit the Company Board of Directors to make an Adverse Recommendation Change pursuant to this Section 5.3(e), (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make an Adverse Recommendation Change in response to such Intervening Event would be a violation of the Company Board of Directors’ fiduciary duties under applicable Law and (D) in the event of any material change to the facts and circumstances relating to such Intervening Event, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four (4) business day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (1) two business days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)), during which time the Company shall be required to comply with the requirements of this Section 5.3(e) anew with respect to such additional notice pursuant to clauses (A) through (D) above of this proviso.

(f) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board of Directors from taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board of Directors, after consultation with outside counsel, the failure so to disclose would reasonably be likely to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board of Directors; provided, that any such position or disclosure (other than any “stop, look and listen” communication) shall be deemed to be an Adverse Recommendation Change unless the Company Board of Directors expressly and concurrently reaffirms the Company Recommendation.

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company’s shareholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement, including the Merger. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the threat or issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company. At the Company’s request, Parent shall cooperate in appropriately amending or supplementing the Proxy Statement/Prospectus to reflect any Adverse Recommendation Change made in compliance with this Agreement.

(b) As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders’ Meeting”) and not postpone or adjourn the Company

Shareholders’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Shareholder Approval have not been obtained; provided, that, unless otherwise agreed by Parent and the Company, the Company Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 20 days after the date for which the Company Stockholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company will, except in the case of an Adverse Recommendation Change (i) through the Company Board of Directors, recommend that its shareholders adopt this Agreement and (ii) use reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement.

Section 5.5 Employee Matters.

(a) Subject to the provisions of Section 5.5(c), effective as of the Effective Time and for a period of one year thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, to employees of the Company or its Subsidiaries who continue to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (the “Company Employees”) for so long as the applicable Company Employee remains employed by Parent or the Surviving Corporation, compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits paid and provided to similarly situated employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries); provided, that for purposes of the foregoing sentence the compensation and employee benefit plans generally provided to employees of the Company as of immediately prior to the Effective Time (including without limitation continued payment of Annual Bonuses as provided in Section 5.5(e) below) shall be deemed to be substantially comparable, on an aggregate basis, to those provided to similarly situated employees of Parent and its Subsidiaries for purposes of this sentence, it being understood that the Company Employees may commence participation in Parent’s compensation and benefit plans on different dates following the Effective Time with respect to different such plans.

(b) Following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Company Employees become eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company prior to the Closing Date for purposes of eligibility, vesting and benefit accrual rates or contribution rates under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee first participates (the first date of such participation, the “Participation Date”), Parent shall use commercially reasonable efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Participation Date, and (B) if the Participation Date does not occur on the first day of a calendar year, credit each Company Employee for an amount equal to any medical, dental or vision expenses incurred by such Company Employee in the year in which the Participation Date occurs for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Participation Date. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Notwithstanding anything contained in this Agreement to the contrary, following the Effective Time, while employed by Parent or the Surviving Corporation, the Company Employees whose employment is governed by a Collective Bargaining Agreement shall be provided compensation and benefits pursuant to the terms of the applicable Collective Bargaining Agreement as in effect from time to time.

(d) If requested by Parent in writing delivered to the Company not less than thirty (30) business days before the Closing Date, the Company Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plans (the “Company 401(k) Plans”), effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plans, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s 401(k) plan (the “Parent 401(k) Plan”), permit the Company Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans), in the form of cash, in an amount equal to the full account balance (including any promissory notes) distributed to such Company Employee from the Company 401(k) Plans to the Parent 401(k) Plan; provided that this sentence shall not apply with respect to those accounts designated as “Roth” accounts under the Company 401(k) Plans.

(e) Notwithstanding anything set forth in any Company Benefit Plan or this Agreement to the contrary, the Company shall pay to Bonus-Eligible Employees (as defined below), at the end of each fiscal quarter occurring during the period between the date of this Agreement and the Closing Date, such portion of their respective Annual Bonuses (as defined below) (based on the achievement of applicable quarterly performance targets through the end of each such quarter as determined in accordance with the terms of the applicable Annual Bonus Plan (as defined below)) as shall have been accrued by the Company in the ordinary course of business consistent with past practice in its financial statements, based on the achievement of such applicable quarterly performance targets, in respect of the Company’s fiscal year in which the Effective Time occurs. In addition, following the Closing Date, until such time as Bonus-Eligible Employees become eligible to earn annual bonuses pursuant to an applicable Post-Closing Plan, Parent shall, or shall cause the Surviving Corporation to, continue to pay such portions of the Annual Bonuses as shall have accrued, with such accrual and payment to be made in the same manner as provided in the preceding sentence. For purposes of this Section 5.5(e), the term (i) “Bonus-Eligible Employee”, shall mean any Company Employee who would have been eligible to receive payment of an Annual Bonus under the Annual Bonus Plan, who also remains employed through each applicable quarterly payment date referenced above and (ii) “Annual Bonus” shall mean the annual bonus in respect of a given fiscal year that otherwise could have been payable at the end of the applicable fiscal year, subject to achievement of applicable annual performance targets, pursuant to the applicable annual bonus Company Benefit Plans (identified in Section 5.5(e) of the Company Disclosure Schedule) (the “Annual Bonus Plans”).

(f) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor all accrued and vested benefits under the Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time and applicable Law as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time.

(g) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Corporation, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Corporation or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.6 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and any applicable Laws to consummate and make effective the Merger including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, (ii) the satisfaction of the conditions to consummating the Merger, (iii) taking reasonable actions to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act or other Competition Laws) required to be obtained or made in connection with the

Merger or the taking of any action contemplated by this Agreement (provided that the Company, Parent and Merger Sub acknowledge and agree that no consent, authorization, Order or approval of, or any exemption by, any third party, shall be a condition to the parties’ obligations to effect the Merger except as explicitly contemplated by Article VI), and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that, at the time it is taken and to the knowledge of such party, would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing or materially delay the fulfillment of, or result in not fulfilling, all conditions precedent to the Merger. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Merger, the parties hereto shall use reasonable best efforts to effect such transfers. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall Parent or the Company be required to sell, divest, dispose of, hold separate or otherwise agree to limit its freedom of action (each, a “Divestiture Action”) with respect to any assets, properties or businesses (including those assets, properties or businesses to be acquired by it under this Agreement). Neither party shall, without the written consent of the other party, publicly or before any Governmental Entity or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any Divestiture Action.

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any Governmental Entity regarding the Merger, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such Governmental Entity. Neither party shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Each party shall furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than fifteen (15) business days after the date of this Agreement, all notifications required under the HSR Act. The Company and Parent also agree to file, as promptly as practicable, any other notifications or filings required under other Competition Laws as set forth on Section 5.6(c) of the Company Disclosure Schedule (the “Other Competition Filing”). The Company and Parent shall supply as promptly as reasonably practical any additional information and documentary material that may be requested pursuant to the HSR Act or other Competition Laws and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.6 to cause the expiration or termination of the applicable waiting periods as soon as practicable. Without limiting the foregoing, the parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act.

(d) The Company and Parent shall pay, or cause to be paid, in equal proportions, all filing fees incurred in connection with all notifications required under the HSR Act and other Competition Laws.

Section 5.7 Takeover Statutes. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, Parent, Merger Sub and the Company shall cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8 Public Announcements. Parent and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any material press release or material public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation, provided that such consultation shall not be required with respect to press releases or public statements (a) that have substantially similar content to prior press releases or public statements that have been the subject of consultations pursuant to this Section 5.8 or (b) that relate to an Adverse Recommendation Change.

Section 5.9 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect (to the fullest extent permitted under applicable Law) any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles of incorporation, certificate of incorporation, code of regulations and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance and fiduciary liability insurance coverage in effect as of the date hereof by the Company and its Subsidiaries, in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall be obligated to obtain a policy with the greatest coverage possible that does not exceed the Maximum Amount in cost. Notwithstanding anything to the contrary herein, if Parent so elects, the Company shall purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that such “tail policy” shall provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the Indemnified Parties than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage in effect as of the date hereof by the Company and its Subsidiaries; provided further in no event shall the cost of such policy, if purchased by the Company, exceed the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.9(c). The Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the OGCL or otherwise.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.9 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.9 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.9 applies shall be third-party beneficiaries of this Section 5.9, and (ii) this Section 5.9 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Corporation and their respective successors and assigns.

(g) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.9.

Section 5.10 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete and independent control and supervision over its operations.

Section 5.11 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Transaction Litigation.

(a) The Company shall provide Parent with the opportunity to participate in the Company’s defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger; provided that the Company and Parent will utilize a joint defense agreement or implement such other techniques if doing so would reasonably permit the disclosure of privileged information without jeopardizing such privilege. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any shareholder of the Company relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of Parent, except for such settlements or offers of settlement that would not require out-of-pocket expenditures by Parent or the Company or any of their respective Subsidiaries (in each case except for amounts paid as part of any self-insured retention) and that do not involve any injunctive or other non-monetary relief (except for customary supplemental disclosure) or the admission of wrongdoing.

(b) Parent shall provide the Company with the opportunity to participate in Parent’s defense or settlement of any shareholder litigation against Parent and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger; provided that the Company and Parent will utilize a joint defense agreement or implement such other techniques if doing so would reasonably permit the disclosure of privileged information without jeopardizing such privilege. Parent agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against Parent or its directors, executive officers or similar persons by any stockholder of Parent relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of the Company, except for such settlements that would not materially impair, delay or prevent the consummation of the Merger.

Section 5.13 Reorganization. None of the Company, Parent or Merger Sub shall take, or omit to take, any action that would, or would reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. As requested by Jones Day, counsel to the Company, each of Parent and the Company shall use commercially reasonable efforts to provide the representation letter, respectively, contemplated by Section 6.2(e).

Section 5.14 NYSE Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.15 Company Indebtedness.

(a) The Company shall, and shall cause its Subsidiaries to, deliver all notices and use reasonable best efforts to take all other actions required to facilitate (i) the termination of commitments in respect of that certain Second Amended and Restated Credit Agreement, dated as of May 23, 2012, by and among the Company, as borrower, each of the guarantors party thereto, the lenders party thereto, and PNC Bank, National Association, as administrative agent (the “Company Revolving Credit Agreement”) and (ii) the repayment in full of all obligations for borrowed money incurred by the Company or any of its Subsidiaries after the date hereof in compliance with Section 5.1(b)(M) specified in a written notice by Parent or Merger Sub to the Company at least five (5) Business Days prior to the Closing Date (such indebtedness, together with the indebtedness under the Company Revolving Credit Agreement, the “Refinanced Indebtedness”) and the release of any Liens securing such indebtedness and guarantees in connection therewith on the Closing Date (such terminations, repayments and releases, the “Existing Credit Facility Terminations”). At least eight (8) Business Days prior to the Closing Date, the Company shall deliver in writing to the Parent the amount and an accompanying description of any indebtedness of the type described in clause (ii) of the preceding sentence which has been incurred or is reasonably expected to be to be incurred and outstanding on the Closing Date. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent and Merger Sub on the Closing Date payoff letters with respect to Refinanced Indebtedness (each, a “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the persons to which such indebtedness is owed or the holder of such indebtedness, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Closing, be released and terminated, provided, that (A) Parent and its Subsidiaries shall provide all funds required to effect all such repayments at or prior to the Closing and (B) in no event shall this

Section 5.15(a) require the Company or any of its Subsidiaries to (x) cause any Existing Credit Facility Terminations to be effective until the Closing shall have occurred or (y) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Existing Credit Facility Terminations or the Refinanced Indebtedness, prior to the occurrence of the Effective Time (except to the extent Parent and its Subsidiaries promptly reimburse (in the case of ordinary course out-of-pocket costs and expenses) or provide the funding (in all other cases) to the Company or such Subsidiary therefor).

(b) The Company and its Subsidiaries will comply with all of their respective obligations and duties under the terms of the Convertible Notes Indenture, including, without limitation, the Company and its Subsidiaries delivering any notices and entering into any agreements, instruments and undertakings as required pursuant to the Convertible Notes Indenture. If any Company Convertible Notes are converted prior to the Effective Time pursuant to the terms of the Convertible Notes Indenture, the Company will satisfy its conversion obligations by electing to, to the greatest extent permitted pursuant to the Convertible Notes Indenture, deliver Company Common Stock to the holder(s) of the Company Convertible Notes exercising such conversion right.

Section 5.16 Notification of Certain Matters.

(a) The Company shall promptly notify Parent of any material correspondence between the Company and the SEC occurring on or after the date hereof.

(b) Each of the Company and Parent shall promptly notify the other of any fact, event or circumstance known to it that (a) has had or is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to have a Company Material Adverse Effect, in the case of the Company, or Parent Material Adverse Effect, in the case of Parent or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any change or event shall not be deemed to constitute a violation of this Section 5.16(b) or the failure of any condition set forth in Section 6.2 or Section 6.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying change or event would independently result in a failure of the conditions set forth in Section 6.2 or Section 6.3 to be satisfied.

Section 5.17 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and, after the Effective Time, the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 5.18 Parent Consent. Promptly following the execution of this Agreement, Parent shall execute and deliver, in accordance with the OGCL, in its capacity as the sole shareholder of Merger Sub, a written consent approving this Agreement and the Merger, and shall promptly provide a copy thereof to the Company.

Section 5.19 Minute Books. As promptly as reasonably practicable following the date of this Agreement, the Company shall make available to Parent copies of the minute books of each Subsidiary of the Company, which copies contain records of meetings and other corporate actions held or taken since December 31, 2012 of their respective shareholders and boards of directors or similar governing bodies (including committees of their respective shareholders and boards of directors or similar governing bodies).

Section 5.20 Further Assurances. At and after the Effective Time, the officers of the Surviving Corporation will be authorized to and shall execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Shareholder Approval shall have been obtained.

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of the Merger.

(c) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) All waiting or notice periods (and extensions thereof) applicable to the Merger under the HSR Act and the Other Competition Filing shall have expired or been terminated.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of Parent and Merger Sub set forth in the first three sentences of Section 4.1(c) shall be true and correct in all respects (except for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the other representations and warranties of Parent and Merger Sub set forth in Section 4.1, and the representations and warranties of Parent and Merger Sub set forth in Section 4.2(a), shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) the other representations of Parent and Merger Sub set forth in Article IV shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Parent Material Adverse Effect contained in such representations and warranties except with respect to Section 4.7(b)) have not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since the date of this Agreement, there has not been a Parent Material Adverse Effect.

(d) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by Parent’s Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(e) The Company shall have received a written opinion from Jones Day, counsel to the Company, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Jones Day shall be entitled to rely upon representation letters, including representation letters from each of Parent and the Company, in each case, in form and substance satisfactory to Jones Day.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in the first four sentences of Section 3.2 shall be true and correct in all respects (except for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the other representations and warranties of the Company set forth in Section 3.2, and the representations and warranties of the Company set forth in the first two sentences of Section 3.1, Section 3.3(a), Section 3.23 and Section 3.24 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect contained in such representations and warranties except with respect to Section 3.10(b)) individually or in the aggregate, has not had a Company Material Adverse Effect.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since the date of this Agreement, there has not been a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s intentional and material breach of any material provision of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained (except as otherwise provided below):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to December 8, 2015 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if (i) the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement or (ii) the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.5;

(c) by either the Company or Parent, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Company or Parent, if the Company Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent has not cured such breach or failure within thirty (30) days after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company has not cured such breach or failure within thirty (30) days after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(g) by Parent, prior to receipt of the Company Shareholder Approval in the event of an Adverse Recommendation Change or upon any material breach by the Company of its obligations under Section 5.3; or

(h) by the Company, prior to receipt of the Company Shareholder Approval, if (i) the Company Board of Directors authorizes the Company, subject to complying in all material respects with the terms of Section 5.3, to enter into a definitive agreement with respect to a Superior Proposal and (ii) concurrently with the termination of this Agreement the Company, subject to complying in all material respects with the terms of Section 5.3, enters into such definitive agreement with respect to such Superior Proposal.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in Section 7.3, liability pursuant to the Confidentiality Agreement, or arising out of or the result of fraud or any intentional and material breach of any covenant or agreement or intentional and material breach of any representation or warranty in this Agreement, and the aggrieved party will be entitled to all rights and remedies available at Law or in equity, including liability for damages, determined taking into account all relevant factors including the loss of the benefit of the Merger to the applicable party (including, in the case of the Company, the lost shareholder premium).

Section 7.3 Termination Fee.

(a) If this Agreement is terminated (i) by Parent pursuant to Section 7.1(g), (ii) by the Company pursuant to Section 7.1(b) and, at the time of such termination, (A) the Company Shareholder Approval shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(g), (iii) by the Company pursuant to Section 7.1(h), or (iv) by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) or by Parent pursuant to Section 7.1(f), and in the case of any termination pursuant to this clause (iv), (A) a Takeover Proposal shall have been publicly announced or shall have become publicly known and (B) at any time on or prior to the twelve-month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Takeover Proposal or the transactions contemplated by any Takeover Proposal are consummated, the Company shall pay Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i), within two business days of such termination, in the case of clauses (ii) and (iii) prior to or concurrently with such termination, and in the case of clause (iv) upon the earlier of entering into such definitive agreement with respect to a Takeover Proposal or the consummation of the transactions contemplated by a Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $50,000,000. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee shall become due and payable in accordance with this Section 7.3(a), from and after such termination and payment of the Termination Fee pursuant to and in accordance with this Section 7.3(a), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3(a), except in the case of fraud or intentional and material breach by the Company of this Agreement. Each of the parties hereto acknowledges that the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable and which do not involve fraud or intentional and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to more than one payment of the Termination Fee. Solely for purposes of this Section 7.3, “Takeover Proposal” shall have the meaning ascribed thereto in Section 8.15(xxv), except that all references to 15% shall be changed to 50%.

(b) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 7.3(a), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time, this Article VIII, the agreements of the Company, Parent and Merger Sub contained in Section 5.2(b), and the provisions of Section 7.2.

Section 8.2 Expenses. Except as set forth in Section 5.6(d) and Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, the matters contained in Article I and Article II shall be governed by the OGCL, including matters relating to the filing of the Certificate of Merger and the effects of the Merger and the absence of dissenters’ rights, and all matters relating to the fiduciary duties of the Company Board of Directors shall be governed by and construed in accordance with the laws of the State of Ohio without regard to the conflicts of law principles thereof to the extent that such principles would direct a matter to another jurisdiction.

Section 8.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Merger Sub:

Alcoa Inc.

201 Isabella Street

Pittsburgh, Pennsylvania 15212

Facsimile: (412) 553-4064

Email: Max.Laun@alcoa.com

Attention	Max W. Laun
Vice President & General Counsel

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile: (212) 403-2000

Email: RCChen@wlrk.com

Attention:	Ronald C. Chen

To the Company:

RTI International Metals, Inc.

1550 Coraopolis Heights Road

Fifth Floor

Pittsburgh, Pennsylvania 15108

Facsimile: (412) 893-0027

Email: cwhalen@rtiintl.com

Attention:	Chad Whalen
General Counsel and Senior Vice President - Government Relations

with copies to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Facsimile: (216) 579-0212

Email: lganske@jonesday.com

Attention:	Lyle G. Ganske

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub; provided, however, that after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for the provisions of Section 5.9, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.11 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to remain closed. As used in this Agreement, “made available” and words of similar import shall refer to availability in hard copy or electronic formats, including as attachments to emails (including emails to a party’s outside advisors), in the virtual dataroom created in connection with the transactions contemplated by this Agreement and publicly available prior to the date of this Agreement in complete and unredacted form on the SEC’s EDGAR website.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Affiliate” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person.

(ii) “Company Material Adverse Effect” means any event, circumstance, change, effect, development or occurrence or combination of the foregoing that individually or in the aggregate has had, or would be reasonably expected to have, a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no event, circumstance, change, effect, development or occurrence to the extent resulting from or arising out of the following shall constitute a Company Material Adverse Effect, and no event, change, effect, development or occurrence to the extent resulting from or arising out of the following shall be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (1) general economic or political conditions or securities, credit, financial or other capital markets (including prevailing interest rates) conditions, in each case in the United States or any foreign jurisdiction, (2) conditions or developments generally in the industries in which the Company or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or business partners, (4) the identity of Parent or any of its Affiliates as the acquiror of the Company, (5) any labor strike, slow down, lockage or stoppage, pending or threatened, affecting the business or any group of employees of the Company or any of its Subsidiaries, (6) the taking of any action required or expressly required by this Agreement or with the prior written consent or at the request of Parent or Merger Sub, (7) changes in applicable Law (or other binding directives issued by any Governmental Entity), GAAP or accounting standards, (8) earthquakes, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any change, in and of itself, in the market price or trading volume of the Company’s securities (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect); or (10) failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect); except, in each case with respect to clauses (1), (2), (5), (7) and (8), to the extent (and only to the extent) disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate effect shall be taken into account.

(iii) “Company IP Agreements” shall mean any written licenses of Intellectual Property, with a value of greater than $50,000 per year: (i) from the Company or a Subsidiary of the Company to any third party, excluding licenses to customers and end users granted in the ordinary course of business consistent with past practice; and (ii) to the Company or a Subsidiary of the Company from any third party, excluding Off-the-Shelf Software Licenses.

(iv) “Company Stock Plans” mean the Company 2014 Stock and Incentive Plan, the Company 2004 Stock Plan and the Company 2002 Non-Employee Director Stock Option Plan.

(v) “Competition Law” shall mean any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition, including the HSR Act and the European Commission Merger Regulation.

(vi) “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

(vii) “Environmental Law” means any Laws in effect as of the date hereof relating to pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Substances), including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 121 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Oil Pollution Act of 1990 and analogous foreign, provincial, state and local Laws.

(viii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(ix) “Government Bid” shall mean any quotation, bid or proposal that was submitted by the Company or any of its Subsidiaries to a Governmental Entity or a prime contractor (or higher tiered subcontractor) within the past year and that, if accepted or awarded, would lead to a Contract directly between the Company or any of its Subsidiaries and a Governmental Entity or between the Company or any of its Subsidiaries as a subcontractor (at any tier) in connection with a contract between another person and a Governmental Entity.

(x) “Government Contract” means all of the following: (i) Contracts between a member of the Group and a Governmental Entity obligating the Company or any of its Subsidiaries as the seller to directly furnish supplies or services to a Governmental Entity; and (ii) Contracts between the Company and any of its Subsidiaries as a first tier subcontractor in connection with a Contract between another entity and a Governmental Entity which other entity, to the knowledge of the Company, directly furnishes supplies or services to a Governmental Entity pursuant to such Contract.

(xi) “Hazardous Materials” means any substance, waste, liquid or gaseous or solid matter which is or is deemed to be hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, in each case regulated by any Environmental Laws.

(xii) “Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights, mask works and designs; (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights (collectively “Trade Secrets”); (v) computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (vi) domain names and Internet addresses.

(xiii) “Intervening Event” means any material event or development or material change in circumstances first occurring or arising after the date of this Agreement and prior to the Company Shareholder Approval if and only if such event, development or change in circumstances was neither known by the Company Board of Directors or those individuals listed on Section 8.15(a) of the Company Disclosure Schedule nor reasonably foreseeable by such persons as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (A) the receipt, existence or terms of a Takeover Proposal (which matters shall be addressed by and subject to Section 5.3(b)) or (B) changes in the market price or trading volume of the Company Common Stock or the Parent Common Stock or the fact that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period.

(xiv) “Licensed Intellectual Property” means any Intellectual Property that any member of the Group is licensed to use pursuant to the Group IP Agreements.

(xv) “Off-the-Shelf Software Licenses” shall mean any licenses for software that is generally commercially available on a non-exclusive basis on standard terms.

(xvi) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xvii) “Owned Intellectual Property” means any Intellectual Property owned by the Company or any of its Subsidiaries.

(xviii) “Parent Material Adverse Effect” means any event, circumstance, change, effect, development or occurrence or combination of the foregoing that individually or in the aggregate has had, or would be reasonably expected to have, a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that no event, circumstance, change, effect, development or occurrence to the extent resulting from or arising out of the following shall constitute a Parent Material Adverse Effect, and no event, change, effect, development or occurrence to the extent resulting from or arising out of the following shall be taken into account when determining whether a Parent Material Adverse Effect has occurred or may, would or could occur: (1) general economic or political conditions or securities, credit, financial or other capital markets (including prevailing interest rates) conditions, in each case in the United States or any foreign jurisdiction, (2) conditions or developments generally in the industries in which Parent or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, customers, suppliers or business partners, (4) the identity of the Company or any of its Affiliates as the counterparty in the transactions contemplated by this Agreement, (5) any labor strike, slow down, lockage or stoppage, pending or threatened, affecting the business or any group of employees of Parent or any of its Subsidiaries, (6) the taking of any action required or expressly required by this Agreement or with the prior written consent or at the request of the Company, (7) changes in applicable Law (or other binding directives issued by any Governmental Entity), GAAP or accounting standards, (8) earthquakes, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any change, in and of itself, in the market price or trading volume of Parent’s securities (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect); or (10) failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect); except, in each case with respect to clauses (1), (2), (5), (7) and (8), to the extent (and only to the extent) disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate effect shall be taken into account.

(xix) “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned subsidiaries, or (F) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

(xx) “Public International Organization” has the meaning given to such term in the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq.

(xxi) “Real Property” means any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments and appurtenances that benefit the foregoing.

(xxii) “Registered Owned Intellectual Property” means all Owned Intellectual Property that is registered or for which an application for registration is pending.

(xxiii) “Subsidiary” means, with respect to any person, any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are directly or indirectly owned by such person or (ii) such person or any Subsidiary of such person is a general partner.

(xxiv) “Superior Proposal” means a bona fide, unsolicited written Takeover Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than two-thirds of the outstanding Company Common Stock or more than two-thirds of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (B) that the Company Board of Directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, the person making such Takeover Proposal and the kind of consideration offered and (C) that the Company Board of Directors determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Takeover Proposal, and all financial, legal, regulatory and other aspects of such Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), would result in a transaction more favorable than the Merger to the shareholders of the Company from a financial point of view.

(xxv) “Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company’s consolidated assets, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (iii) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

(xxvi) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, escheat, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(xxvii) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(xxviii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(c) Each of the following terms is defined in the Section set forth opposite such term:

2015 Convertible Notes	Section 2.2
2019 Convertible Notes	Section 2.2
Acceptable Confidentiality Agreement	Section 5.3(b)
Action	Section 5.9(b)
Adjusted Option	Section 2.5(a)
Adjusted PSA	Section 2.5(b)
Adjusted RSU	Section 2.5(d)
Adverse Recommendation Change	Section 5.3(d)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(a)
Annual Bonus	Section 5.5(e)
Annual Bonus Plans	Section 5.5(e)
Anticorruption Laws	Section 3.13
Bonus Eligible Employee	Section 5.5(e)
Book-Entry Shares	Section 2.1(a)(iii)
Cancelled Shares	Section 2.1(a)(ii)
Certificate	Section 2.1(a)(iii)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Collective Bargaining Agreement	Section 3.15
Company	Preamble
Company 2015 Budget	Section 3.17(a)
Company 401(k) Plan	Section 5.5(d)
Company Benefit Plan	Section 3.9(a)
Company Board of Directors	Recitals
Company Common Stock	Section 3.2(a)
Company Convertible Notes	Section 2.2
Company Disclosure Schedule	Preamble to Article III
Company Employees	Section 5.5(a)
Company Financial Statements	Section 3.4(b)
Company Insurance Policies	Section 3.18
Company Leased Real Property	Section 3.17(b)
Company Material Contracts	Section 3.20(a)
Company Option	Section 2.5(a)
Company Organizational Documents	Section 3.1(b)
Company Owned Real Property	Section 3.17(b)
Company Permits	Section 3.7(b)
Company Preferred Stock	Section 3.2(a)
Company PSA	Section 2.5(b)
Company Real Property Leases	Section 3.17(b)
Company Recommendation	Section 3.3(a)

Company Restricted Shares	Section 2.5(c)
Company Revolving Credit Agreement	Section 5.15(a)
Company RSU	Section 2.5(d)
Company SEC Documents	Section 3.4(a)
Company Shareholder Approval	Section 3.3(a)
Company Shareholders’ Meeting	Section 5.4(b)
Company Stock Awards	Section 2.5(f)
Company Transaction Documents	Section 3.3(a)
Confidentiality Agreement	Section 5.2(b)
Convertible Notes Indenture	Section 2.2
Divestiture Action	Section 5.6(a)
Effective Time	Section 1.3
End Date	Section 7.1(b)
ESPP	Section 2.5(e)
Exchange Act	Section 3.3(b)
Exchange Agent	Section 2.3
Exchange Agent Agreement	Section 2.3
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(a)(iii)
Existing Credit Facility Terminations	Section 5.15(a)
Form S-4	Section 3.12
GAAP	Section 3.4(b)
Governmental Entity	Section 3.3(b)
HSR Act	Section 3.3(b)
Indemnified Party	Section 5.9(b)
IRS	Section 3.9(b)
Law	Section 3.7(a)
Laws	Section 3.7(a)
Letter of Transmittal	Section 2.4(b)
Lien	Section 3.3(c)
Material Customers	Section 3.21(a)
Material Government Contracts	Section 3.22(a)
Material Software	Section 3.16(e)
Material Suppliers	Section 3.21(a)
Maximum Amount	Section 5.9(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub	Preamble
Merger Sub Directors	Section 1.6
Multiemployer Plan	Section 3.9(g)
Multiple Employer Plan	Section 3.9(g)
Nonqualified Deferred Compensation Plan	Section 3.9(k)
NYSE	Section 3.2(b)
OFAC Laws	Section 3.25
Offering Period	Section 2.5(e)
Official Party	Section 3.13

OGCL	Section 1.1
Other Competition Filing	Section 5.6(c)
Parent	Preamble
Parent 401(k) Plan	Section 5.5(d)
Parent Board of Directors	Recitals
Parent Common Stock	Section 4.1(c)
Parent Disclosure Schedule	Preamble to Article IV
Parent Excess Shares	Section 2.1(d)(i)
Parent Organizational Documents	Section 4.1(b)
Parent Permits	Section 4.6(b)
Parent SEC Documents	Section 4.3(a)
Parent Shares Trust	Section 2.1(d)(i)
Parent Transaction Documents	Section 4.2(a)
Participation Date	Section 5.5(b)
Payoff Letter	Section 5.15(a)
PBGC	Section 3.9(b)
Post-Closing Plans	Section 5.5(b)
Proxy Statement/Prospectus	Section 3.12
Qualified Plans	Section 3.9(d)
Refinanced Indebtedness	Section 5.15(a)
Remedies Exceptions	Section 3.3(a)
Representatives	Section 5.3(a)
Sarbanes-Oxley Act	Section 3.4(a)
SEC	Section 3.4(a)
Securities Act	Section 3.3(b)
Surviving Corporation	Section 1.1
Termination Date	Section 5.1(a)
Termination Fee	Section 7.3(a)
Trade Secrets	Section 8.15(xii)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

RTI INTERNATIONAL METALS, INC.

By:	/s/ Dawne S. Hickton
	Name:	Dawne S. Hickton
	Title:	Vice Chair, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ALCOA INC.

By:	Klaus Kleinfeld
	Name:	Klaus Kleinfeld
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

RANGER OHIO CORPORATION

By:	/s/ Max W. Laun
	Name:	Max W. Laun
	Title:	President

[Signature Page to Agreement and Plan of Merger]